SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

NOTICE OF VOLUNTARY TENDER OFFER FOR ACQUISITION OF PREFERRED SHARES
ISSUED BY

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF No. 02.558.118/0001 -65
ISIN Code Preferred shares BRTMCPACNPR1

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ/MF No. 02.320.739/0001 -06
ISIN Code Preferred shares BRTMGCACNPB4; BRTMGCACNPC2; BRTMGCACNPE8;
BRTMGCACNPF5; BRTMGCACNPG3

ON BEHALF OF AND FOR

TCO IP S.A. and

VIVO PARTICIPAÇÕES S.A.

INTERMEDIARY INSTITUTION

BES SECURITIES DO BRASIL S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS

Subject to the conditions provided in this Notice and in the legislation and rules in force, BES Securities do Brasil S.A. Corretora de Câmbio e Valores Mobiliários (“BES Securities” or “Intermediary Institution”), as intermediary institution retained to act on behalf of and for TCO IP S.A., a closely-held corporation, incorporated under the laws of the Federative Republic of Brazil (Brazil), enrolled with the Brazilian Corporate Taxpayer Registry CNPJ/MF under Nr. 04.225.487/0001 -61, with offices at SC/Sul, Quadra 2, Bloco C, Nr. 256, 3rd pavement, Ed.Toufic, Plano Piloto, in the city of Brasilia, Federal District, Brazil (“Offeror”) and Vivo Participações S.A., a publicly-held corporation incorporated under the laws of Brazil, with offices at Avenida Roque Petroni Jr, Nr. 1464, Morumbi, in the City of São Paulo, State of São Paulo, Brazil (“Vivo Par”), this last one as a shareholder of the Offeror, is hereby submitting to the holders of (i) preferred shares issued by Telemig Celular Participações S.A. (“Telemig Participações”); and (ii) all classes of preferred shares of Telemig Celular S.A. (“Telemig Celular”) (being Telemig Participações and Telemig Celular referred to, collectively, as “Companies”), these Voluntary Tender Offers for the acquisition of such preferred shares (collectively “Offers”), in accordance with the procedures set forth in Instruction Nr. 361, of March 5, 2002 (“CVM Instruction 361”), of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) and the terms and conditions of this Notice stated below.

1. The Voluntary Offers

1.1. Legal Grounds.

On August 2, 2007, Vivo Par entered into a Stock Purchase Agreement with Telpart Participações S.A. (“Telpart”), for the acquisition of control of Telemig Participações and Tele Norte Celular Participações S.A., and indirectly, the acquisition of control of Telemig Celular and Amazônia Celular S.A., having also acquired the preferred shares of the referred companies held by Telpart. The consummation of the acquisition mentioned above (“Acquisition of Control”) was subject to some conditions precedent among which was ANATEL prior approval.

The execution, by Vivo Par, of the Stock Purchase Agreement with Telpart was approved by Vivo Par’s Board of Directors at a meeting held on August 2, 2007, “ad referendum” of the Shareholders’ Meeting, which was held on August 21, 2007, and approved the terms and conditions of the transaction. Also on August 02, 2007 the Board of Directors of Vivo Par approved, upon completion of the Acquisition of Control, the carrying out of the Voluntary Tender Offers for acquisition of preferred shares object of this Notice, pursuant to the Notice of Material Fact published on August 2, 2007 (“Notice of Material Fact”).

In view of the Acquisition of Control, Vivo Par undertook the obligation to make a public offer for acquisition of common shares to comply with the provisions of article 254-A of Law 6,404/76, object of other notice, to be submitted to CVM approval within the legal term. However, on December 20, 2007, Vivo Par entered into a Stock Purchase Agreement with Telemar Norte Leste S.A. (“Telemar”) for the sale to the latter of all shares of Tele Norte acquired from Telpart, for the same price, as disclosed by the Vivo Par in the notice of material fact dated of December 20, 2007.

On April 03, 2008, upon fulfillment of all conditions precedent, it was implemented the transfer of the control of Telemig Participações (and, indirectly, of Telemig Celular S.A), as well as of Tele Norte Celular Participações S.A (“Tele Norte”) (and, indirectly, of Amazonia Celular S.A) to Vivo Par.

On the same day, Vivo Par transferred the totality of the common and preferred shares of Tele Norte acquired from Telpart, to Telemar, for the same price and same conditions set forth in the Stock Purchase Agreement with Telpart.

1.2. Shares Object of the Offers and Prices.

1.2.1. Each of the voluntary tender offers for the acquisition of preferred shares of Telemig Participações and Telemig Celular is referred to as “Offer” and, collectively, as “Offers”. Except if otherwise stated in this Notice, each Offer is made separately; accordingly, one Offer is not conditional to the other Offer, and the change, amendment or non completion of an Offer does not necessarily result in the change, amendment or non completion of the other Offer.

1.2.2. Pursuant to the terms and conditions of this Notice and the (Brazilian) laws and regulations in force, the Intermediary Institution, by order and on account of the Offeror, agrees to acquire, according to the terms and conditions described hereunder, the amount of preferred shares equivalent to up to 1/3 of each class of preferred shares that were issued by each of the Companies and are outstanding in the market (“PN Shares” or “Shares”), in respect to each of the Offers, as follows:

NEGOTIATION CODE	MAXIMUM AMOUNT TO BE ACQUIRED
TMCP4L	7,257,020
TMGC6L (Class B)	65
TMGC7L (Class C)	6,923
TMGC11L (Class E)	1,276
TMGC12L (Class F)	4,261
TMGC13L (Class G)	87,757

1.2.3. All PN Shares to be sold by the shareholders that accept the Offers shall be fully paid in, free and clear of any lien, encumbrance or restriction to the free transfer of any nature, as a condition to their acquisition in the context of the Offers.

1.2.4. In the event that during the period from the date hereof to the Auction is held any change occurs in the number of shares comprising the capital stock of each of the Companies as a result of bonuses, splits, reverse split or conversions, then the maximum number of PN Shares per class issued by each of the Companies to be acquired under the term hereunder will be automatically adjusted at the same proportion. In such case, the São Paulo Stock Exchange – BOVESPA (“BOVESPA”) shall disclose the new maximum number of PN Shares (per class) to be acquired in its information system. In this Notice, the maximum number of PN Shares of each class issued by each of the Companies to be acquired by means of each Offer, set forth in item 1.2.2 above (as adjusted), is referred to as the “Maximum Amount of Shares”.

1.3. If the acceptance of any of the Offers is higher than the Maximum Amount of Shares per class object of such Offer, the number will be apportioned among the respective shareholders accepting such Offer (per class), in a way that in no event the Maximum Amount of Shares per class object of any Offer is exceeded.

1.4. The Offeror agrees to acquire the PN Shares, in accordance to this Notice, for the following prices per PN Share as listed below, (being each price per class of preferred share issued by each of the Companies referred to as “Price” and collectively, as “Prices”:

COMPANY	PRICE OFFERED PER PN SHARE OF EACH OF THE EXISTING CLASSES	PREMIUM OF APPROXIMATELY % ON THE WEIGHTED AVERAGE OF THE LAST 30 TRADING SESSIONS UNTIL 08/01/07 INCLUSIVE	PREMIUM OF APPROXIMATELY % ON THE WEIGHTED AVERAGE OF THE LAST 90 TRADING SESSIONS UNTIL 08/01/07 INCLUSIVE
Telemig Participações	R$63.90	25%	36%
Telemig Celular	R$654.72	25%	29%

1.4.1. The Price per PN Share of Telemig Participações disclosed in the Notice of Material Fact was adjusted to reflect a reverse share split approved at the shareholders’ meeting of Telemig Participações held on July 12, 2007, and completed on August 23, 2007, which resulted in the values mentioned in item 1.4 above; however, their absolute values remain unchanged in relation to those previously disclosed. The price of Telemig Celular remained unchanged in view of the fact that in this company the reverse split did not happened within this period.

1.5. The Prices offered for acquisition of the different classes of PN Shares issued by Telemig Celular are the same, and the premium was calculated based on the value of preferred shares of Class C (TMGC7), which is the class of PN Shares of said company with the highest liquidity ratio.

1.6. The Price for each of the Offers corresponds to a premium of approximately twenty-five per cent (25%) on the weighted average trading price of the PN Shares of the respective Companies on the BOVESPA, at the thirty (30) Brazilian trading days prior to August 1, 2007, inclusive. The premiums mentioned in 1.4 above, on the a weighted average trading price of the PN Shares of the respective Companies at the ninety (90) Brazilian trading days prior to August 1, 2007, is exclusively for reference purposes.

1.7. The Price shall be paid by the Offeror in cash on the financial settlement date of the Auctions, as provided in item 3.3 below and will not be monetarily adjusted.

1.8. Dividends. In case any of the Companies declares any dividend or interest on shareholders’ equity by and until the financial settlement date of the Offers, the payments of the dividends and/or interest will be made to the shareholders of each of the Companies that are registered as owners or beneficiaries of the respective PN Shares on the date of said declaration.

2. Registration for the Auctions

2.1. Two (2) independent auctions will be held at the trading electronic system of BOVESPA (each, an “Auction” and collectively, “Auctions”), considering that PN Shares of each of the Companies will be traded at each of the Auctions. The Auctions for acquisition of the PN Shares issued by Telemig Celular and for the acquisition of PN Shares issued by Telemig Participações will be held on May 12, 2008 (“Auctions Date”) at 03:00 p.m and 04:00 pm Brazil time, respectively.

2.1.1. A holder of the respective PN Shares of any of the Companies, wishing to accept the respective Offer, must register by 6:00 p.m. Brazil time, on the Brazilian business day immediately preceding the Auction Date, that is, by May 9, 2008, with the Intermediary Institution (also referred to as “Broker”) or any other broker authorized to operate with the BOVESPA (together with the Broker indistinctly referred to as “Brokers”).

2.1.2. Documents Required for Qualification. In order to qualify for the Auctions, each holder of PN Shares of the any of the Companies shall enroll himself or herself with his or hers respective Broker, indicating the number of Shares he or she intends to sell. In case a holder of PN Shares of each of the Companies is not already enrolled with a Broker, he or she shall submit the following documents, as applicable (provided, however, for enrollment purposes, that the respective Broker may, at its discretion, request any information and/or additional documents):

(i) individual: certified copy of the Individual Taxpayer Registry – CPF, of the Identity Card (RG) and address proof. Representatives of estates, minors, civilly disable and shareholders represented by proxy shall submit documentation in which the representation powers are granted and certified copies of the CPF and Identity Card (RG) of the representatives. The representatives of estates, minors and civilly disable shall further submit the respective judicial authorization; or

(ii) legal entity: certified copy of the last bylaws or articles of association in force, enrollment card with the Corporate Taxpayer Registry – CNPJ, corporate documentation (minutes of election of the representative) granting representation powers and certified copies of the CPF, Identity Card (RG) and address proof of such representatives, and investors resident abroad may be required to submit other representation documents.

2.1.3. PN Shares Held in Custody of Banco ABN Amro Real. PN Shares deposited in Banco ABN Amro Real (“ABN Bank”), as a custodian of the book-entry shares of the Companies, in accordance with the procedures set forth in items 2.1.1 and 2.1.2 above, shall be deposited in advance by a Broker with the Brazilian Settlement and Custody Company (“Companhia Brasileira de Liquidação e Custódia CBLC”), as per the rules, terms and procedures of CBLC, which procedures shall be completed by 6:00 p.m. on the Brazilian business day immediately prior to the Auction Date, that is, by May 9, 2008.

2.1.4. Shareholders who hold PN Shares deposited in CBLC must register with any of the Brokers as referred to in items 2.1.1 and 2.1.2 above.

2.1.5. PN Shares deposited in custody with CBLC. Shareholders who wish to sell PN Shares shall, through his or her custodian with the CBLC, by 12:00 noon on the Auction Date, transfer his or her Shares to the portfolio (carteira) Nr. 7105-6, open under his/ her name and maintained in custody with the CBLC exclusively for this purpose.

The PN Shares deposited in accordance with items 2.1.3 and 2.1.4 above, and which become the object of a Sales Order (as defined to in item 2.1.9 below) will be unavailable for negotiation upon registration of the respective Sales Order until the respective Offer settlement. Should a shareholder intend to negotiate PN Shares held in custody under the provisions of items 2.1.4. and 2.1.5, these PN Shares should be unblocked prior to the negotiation.

2.1.6. Sales Orders in respect of which corresponding PN Shares have not been deposited in custody with CBLC under the portfolio (carteira) Nr. 7105-6 of CBLC will be cancelled.

2.1.7. Owners of Investments Made in Accordance with Resolution no 2,689 of the Brazilian Monetary Council – CMN (“CMN”). A shareholder that has invested in PN Shares of each of the Companies through the mechanism set up by CMN Resolution no 2,689 (a “Resolution 2,689 Investor”), in addition to the documents described in lines (i) and (ii) of item 2.1.2, as the case may be, shall also provide to the relevant Broker, prior to the Auction Date, and in addition to any other document that may be required by the relevant Broker, a document attesting its registration number with CVM and BACEN (in the last case the so-called RDE-Portfolio number). If such Resolution 2,689 Investor is a foreign individual, he or she must also provide a certified copy of his or her Individual Taxpayer Registration (CPF).

2.1.8. Acceptance of the Offers. The acceptance of Offers shall be made by Brokers by order of shareholders of the PN Shares which complied with the registration requirements set out by item 2.1 hereof; the Broker shall name the amount of PN Shares of the each of the Companies to be sold by each shareholder represented by them in the Auctions.

2.1.9. Procedure of the Brokers. Brokers representing the shareholders who complied with the registration requirements set out by item 2 shall name to the relevant Broker the amount of PN Shares of the each of the Companies to be sold as referred to in 2.1.8. above (“Sale Orders”) by 12:00 noon on the Auction Date using the following codes: (i) Telemig Participações: code TMCP4L; and (ii) Telemig Celular: codes TMGC6L (PNB), TMGC7L (PNC), TMGC11L (PNE), TMGC12L (PNF), TMGC13L (PNG).

2.1.10. Implications of Accepting the Offers. By accepting the Offers, each shareholder agrees to transfer to the Offeror the ownership of its PN Shares issued by each of the Companies, according to the terms and conditions provided herein, free and clear of any liens or restrictions of any nature.

2.1.11. Irrevocable and Irreversible Acceptance. The acceptance of the Offers and consequently, the sales Order of PN Shares are irrevocable and irreversible after the opening Auctions.

2.2. Each shareholder that accepts these Offers is responsible for taking all the necessary actions for timely transferring to CBLC custody the shares that it intends to sell. The Offeror alerts the shareholders of each of the Companies that the procedures on verification of documents and transfer of shares described above are subject to rules and internal procedures of Brokers, custodians and CBLC, so that such shareholder shall take all measures in advance for purposes of registration in the respective Auctions.

2.3. Qualification of Holders of American Depositary Shares of Telemig Participações (“ADSs”). There is no separate tender offer being made in the United States to acquire the ADSs. The Offer by Telemig Participações, however, shall be extended to ADS holders of Telemig Participações in accordance with the following procedures:

2.3.1. Holders of ADSs representing PN Shares of Telemig Participações that wish to accept the respective Offer may qualify to participle of the Auction (i) through The Bank of New York, as receiving agent (“Receiving Agent”), or (ii) directly if such holders (a) withdraw their PN Shares upon surrender of their ADSs with the Receiving Agent and (b) convert themselves into Resolution 2,689 Investor and in such capacity, offer such PN Shares directly for sale at the respective Auction.

2.3.2. Holders of ADS that wish to qualify themselves through the Receiving Agent shall instruct the Receiving Agent on the terms described in item 2.3.2.2 below. The Receiving Agent will be responsible for executing the agreement with the Brokers in order to offer the underlying PN Shares for sale at the Auction, canceling the respective ADS.

2.3.2.1 Only holders of record of ADSs may submit them to the Receiving Agent accompanied with the respective transmission certificate (“Transmission Certificate”) for qualification of the underlying PN Shares to the Auction of the company issuer of such ADRs. The beneficiary of the ADSs who wishes to participate in the Offer of PN Shares of Telemig Participações shall, after filling in the proper form, instruct the bank, the dealer or financial institution, who is the holder of record of the ADS (“Holder of Record”), to transfer the ADRs to the Receiving Agent by means of the competent depositary institution. In case a beneficiary authorizes the sale of its ADS, its ADRs will be offered for sale at the Auction of Telemig Participações, unless otherwise specifically instructed in the form. The instructions form shall be delivered to the Holder of Record in a adequate term prior to the date of the Auctions, in order to allow the Holder of Record to timely transfer on behalf of the beneficiary the sale order of the ADS to the Receiving Agent, in order to make the qualification to the Auction of Telemig Participações possible, in accordance with 2.3.2.2 below.

2.3.2.2. The Holder of Record shall timely send the Transmission Certificate to the Receiving Agent together with the certificates that proof the ownership of the ADS and other documents necessary prior to the term for qualification to the Auction.

2.3.2.3. Additional information in regard and question concerning the procedures, conditions and requirements for the sale, in accordance with this Notice, of the PN Shares of Telemig Participações represented by ADS, can be obtained by the US information agent, Mackenzie Partners, Inc, at (800) 322-2885 (toll call), and the Brazilian information agent BES Securities for the Offer, at the telephone number: 55 11 3074-7061.

3. Terms and Conditions of the Auctions and Financial Settlement of the Offers

3.1. Independence. Each of the Auctions will be held independently of the others. The Prices for each of the Offers to be paid by the Offeror will not vary during the Auctions (fixed price), except in accordance with the provisions of item 3.2 below.

3.2. Interference in the Auctions. A potential buyer of each total or partial lot of PN Shares may interfere in the Auctions provided that (i) the interfering party has obtained a registration for a concurrent offer with BOVESPA up to 6:00 p.m. on the business day prior to the Auctions; (ii) the value of the concurrent proposal is at least five percent (5%) above the Price of the relevant Offer and (iii) the requirements and procedures set for the respetcive Offers object of this Notice are met.

3.3. Settlement of Offers. The Offers will be financially settled on a gross settlement basis and in line with the rules set forth by CBLC on the third business day immediately after the Auction Date. After the receipt of funds related to the respective Prices of the PN Shares, CBLC will be responsible for paying the respective custody agents, which will then transfer the total amount of these funds to the shareholders accepting the Offers. CBLC will not guarantee the settlement of any of the Offers.

3.4. Assurance of Financial Settlement. The Intermediary Institution will assure the financial settlement of the Auctions, except in the event of a concurrent offers.

3.5. Brokerage Costs and Fees. All brokerage costs and fees, including “emolumentos” charged by BOVESPA and the settlement fees charged by CBLC, relating to the purchase will be borne by the Offeror, whereas those relating to the sale will be borne by the respective selling shareholders. The expenses arising from the Auctions, such as brokerage costs and fees, “emolumentos” and fees charged by BOVESPA and/or CBLC will follow the applicable price table on the Auction Date and other legal provisions in force.

3.6. Shareholders wishing to accept any of the Offers by selling their PN Shares in the Auctions must meet the requirements for trading such shares as set out in BOVESPA’s transaction rules.

4. Conditions for Performing, Changing and Revoking the Offers.

4.1. The Offers shall only be valid if none of the following events occur before 9:00 am on the second business day prior to the Auction Date, except if the Offeror waives the respective condition (according to the terms of item 4.1.1. ):

1. businesses, conditions, revenues, operations or shareholding structure of any of the Companies or of their direct and indirect subsidiaries undergoes a significant adverse change as a result of any of the following events:

a. the issuance by any governmental body of the Executive, Legislative or Judiciary Branches of any action that:

i. questions, restricts or limits the ability of the Offeror´s capacity to perform the Offers, to hold the shares of any of the Companies, acquire additional shares of any of the Companies, or exercise the rights or receive distributions related to which is entitled;

ii. orders the termination or amendment of the terms and conditions of any license, authorization or concession granted for the business operation of each of the Companies or their direct and indirect subsidiaries;

iii. orders the expropriation, confiscation or limitation to the free disposal of the assets of any of the Companies or of their direct or indirect subsidiaries;

iv. orders the reduction of tariffs or rates charged for the provision of services by each of the Companies or their direct and indirect subsidiaries, or set out additional requirements for investment provision of services or implementation of measures that necessarily increase the costs of each of the Companies or their direct and indirect subsidiaries;

v. suspends, restricts or limits the transactions conducted in the foreign exchange market, or the inflow or outflow of currency in the country;

b. the outbreak of war or civil or political unrest in Brazil or abroad;

c. the occurrence of any natural event, such as, for example, earthquake, flood or similar event, or any external factor that may cause material damage:

i. infrastructure, communication system or public utilities in the states where the each of the respective Companies or any of their direct or indirect subsidiaries provide services or in any other relevant area of the Country; or

ii. assets of each of the Companies and any of their direct and indirect subsidiaries affecting the regular course of their business;

2. general suspension of securities in general or shares or ADS issued by each of the Companies, on BOVESPA or on the New York Stock Exchange for over 24 hours;

3. at the closing of any trading session, the drop of the BOVESPA index (IBOVESPA) expressed in US dollars (converted at the average exchange ratio for purchase and sale furnished by the Brazilian Central Bank (“BACEN”), Transaction PTAX 800, option 5, published by Brazilian Central Bank Information System (“SISBACEN”) at 6:00 pm on such date) by at least 20% (twenty per cent) in relation to the index as published on April 04, 2008, which was 64,446 points;

4. at the closing of foreign exchange market on any date, the drop (converted at the average exchange rate for purchase and sale furnished by BACEN, Transaction PTAX 800, Option 5, published by the SISBACEN at 6:00 pm on such date) in the value of reais in relation to the US dollar by at least 20% (twenty per cent) in relation to the value of reais to the US dollar as published on April 4, 2008, which was R$1.711/US$ 1.00

5. considerable change to the applicable rules of the capital markets prevailing in Brazil and in the United States~~,~~ or increase in the rate of taxes that adversely affects or obstructs the completion of Offers by the Offeror;

6. revocation of any governmental authorization necessary for the implementation of Offers or issuance of any act by an authority that obstructs the Offeror to conduct any of the Offers or to impose a requirement for purchasing or selling shares issued by each of the Companies; or

7. imposition of any requirement by the Securities and Exchange Commission (“SEC”) as to material filed in the United States (including Schedule TO and exhibits thereto) that adversely affect or prevent the fulfillment of the Offers by the Offeror.

4.1.1. If at any time between the date of publication of this Notice and 9:00 am on the second business date prior to the Auction Date any of the events mentioned in item 4.1 occurs, the Offeror shall disclose a notice to shareholders clarifying if it will proceed with the Offers (having waived the condition) or if the Offers will no longer be made.

4.2. Each one of the Offers is unchangeable and irrevocable from the publication of this Notice until the commencement of the Auctions, except, however, in the event a subsequent and unforeseen considerable change occurs in the circumstances or the facts existing on this date that results in a substantial increase in the risks taken by the Offeror inherent to any of the Offers, in which case the Offeror may amend or revoke such Offer, publishing an announcement to the market clarifying if it will proceed with such Offer and under which terms and condition, or if such Offers will no longer be made.

5. Appraisal Report

5.1. Appraisal. BES Investimento do Brasil S.A. – Banco de Investimento (“BESI”) prepared an appraisal report of the Companies relating to the acquisition of the PN Shares discussed herein (“Appraisal Report”), in the form of CVM Instruction no. 361. The base date of the appraisal is August 2, 2007, the date of disclosure of Material Fact. The Appraisal Report contains the calculation of the price of the shares of the Companies, considering the following methodologies: (i) weighted average trading price at stock exchange; (ii) equity value per share; (iii) market multiples; and (iv) average premium offered in similar transactions, as described below:

Company	Methodology	Value per Share

Telemig Participações	Weighted average trading price in the last 12 months prior to August 1, 2007	R$ 41.97

	Book Value per share (as of December 31, 2007)	R$ 33.97

	Market Multiples (EBITDA)	R$ 52.18

	Premium Offered in similar Transactions	Value between R$ 61.64 and R$63.32

Telemig Celular	Weighted average trading price in the last 12 months prior to August 1, 2007	R$ 443.20

	Book Value per Share (as of December 31, 2007)	R$ 451.31

	Market Multiples (EBITDA)	R$ 810.17

	Premium offered in similar transactions	Value between R$ 631.15 and R$648.43

5.2. Representation. As per article 8 of CVM Instruction Nr. 361, BES Securities expressly represents that: (i) it does not hold shares issued by the Companies; (ii) it believes that the best methodology described in the Appraisal Report to appraise the PN Shares of the Companies is the premium offered in similar transactions; (iii) there are no conflicts of interest that reduce its independence required by law to perform its functions under the Offers of this Notice; (iv) it received from the Offeror the amount of US$1.0 million (one million U.S. dollars) for the advisory and appraisal services in the twelve-month period prior to the date of publication of this Notice, including the amounts related to the preparation of the Appraisal Report.

6. Information on the Companies

6.1. Telemig Participações and Telemig Celular

6.1.1. Head Office, Jurisdiction and Corporate Object. The head office and jurisdiction of Telemig Celular is located at Rua Levindo Lopes, no. 258, in the City of Belo Horizonte, State of Minas Gerais, Brazil. Telemig Celular is controlled by Telemig Participações, a corporation organized under Brazilian law was incorporated on May 22, 1998 as a result of the spin-off of Telecomunicações Brasileiras S.A. – TELEBRÁS (“Telebras”) during the privatization process of the telecommunications sector. Telemig Participações is engaged in the telecommunications business by providing Personal Mobile Services (“SCM”) and by granting concession or authorization for providing such services. Telemig Celular’s main corporate object is the exploitation of PCS in Area 4 of Region 1 of the General Authorization Plan of SCM for the State of Minas Gerais.

6.1.2. Brief History, Sectors and Development of its Activities: Telemig Celular is a company incorporated as a result of the partial spin-off of Telecomunicações de Minas Gerais S.A~~.~~ – Telemig, a land line operator controlled by TELEBRÁS. As part of Telebras, it has since 1993 provided cellular mobile telephony services through one of its divisions. After the spin -off of Telebras in 1998, as a measure for getting prepared for the privatization process, the control of Telemig Celular was transferred to Telemig Participações. In April 2005, Telemig Celular was authorized to exploit SCM in the “E” RF subtier in the municipalities of Sector 3 of Region 1 of the General Authorization Plan (“PGO”) (Triângulo Mineiro), so that the Company’s coverage was extended to include the whole State of Minas Gerais. Telemig Celular is the company with the highest percentage of postpaid plan customers in its marketplace, an important factor for the results of its business, once this segment comprises the users with highest added -value, having reached 3,900,826 customers in 2007.

6.1.3. Capital Stock. The capital stock of Telemig Participações is R$ 577,500,000.00, represented by 36,207,061 registered, book-entry shares, without par value, of which 13,466,059 are common shares and 22,741,002 are preferred shares. On the other hand, the capital stock of Telemig Celular is R$ 528,000,000.00, represented by 2,372,176 registered, book-entry shares, without par value, of which 891,241 are common shares and 196 are preferred shares class B, 20,769 preferred shares class C, 1 preferred share class D, 3,830 preferred shares class E, 12,783 preferred shares class F and 1,443,356 preferred shares class G.

6.1.4. Ownership Structure. The ownership structure of Telemig Participações on April 03, 2008, was the following:

OWNERSHIP STRUCTURE - TELEMIG CELULAR PARTICIPAÇÕES S.A.

Shareholders	Common	%	Preferred	%	Total	%	Capital in R$

Vivo Part	7,258,108	53,899	969,932	4,265	8,228,040	22,725	131,236,875.00

Free Float	6,207,951	46,101	21,771,070	95,735	27,979,021	77,275	446,263,125.00

Total Capital	13,466,059	100,00	22,741,002	100,00	36,207,061	100,00	577,500,000.00

The ownership structure of Telemig Celular on April 03, 2008 was:

OWNERSHIP STRUCTURE - TELEMIG CELULAR S.A.

Shareholders	Common	%	Preferred	%	Total	%	Capital in R$

Telemig Part	794,764	89.175	1,180,078	79.685	1,974,842	83.250	439,560,000.00

Free Float	96,477	6.515	300,857	20.315	397,334	16.750	88,440,000.00

Total Capital	891,241	100.00	1,480,935	100.00	2,372,176	100.00	528,000,000.00

6.1.5. Economic-Financial Indicators of the Companies. The economic-financial indicators of Telemig Participações, based on its consolidated financial statements, and of Telemig Celular, based on its financial statements in the periods indicated below, are the following:

TELEMIG CELULAR PARTICIPAÇÕES (CONSOLIDATED)

	Financial Year	Financial Year
Item	ended in Dec/06	ended in Dec/07

Paid up Capital Stock (R$ thousand)	436,530	515,000

Shareholders Equity (R$ thousand)	1,118,196	1,229,819

Net Operational Revenue (R$ thousand)	1,193,476	1,377,400

Operating Income (R$ thousand)	213,284	275,785

Net Income (Loss) (R$ thousand)	113,414	148,406

Total Liability (R$ thousand)	710,353	930,024

No. of shares, Former Treasury Shares (thousand)	357,706,556	36,207,061

Income (Loss) per thousand Shares (R$)	3,170.59	4,098.82

Equity Value per thousand Shares (R$)	31.26	33.97

Total Liability / Shareholders Equity	63.5%	75.6%

Net Income (Loss) / Shareholders Equity (%)	10.1%	12.1%

Net Income (Loss) / Net OperationalRevenue (%)	9.5%	10.8%

Net Income (Loss) / Paid up Capital Stock (%)	26.0%	28.9%

TELEMIG CELULAR

	Financial Year	Financial Year
Item	ended in Dec/06	ended in Dec/07

Paid up Capital Stock (R$ thousand)	438,099	470,000

Shareholders Equity (R$ thousand)	953,434	1,070,593

Net Operating Income (R$ thousand)	1,193,476	1,377,400

Operating Income (R$ thousand)	183,627	249,677

Net Income (Loss) (R$ thousand)	136,696	176,931

Total Liability (R$ thousand)	664,920	834,968

No. of shares, Former Treasury Shares (thousand)	2,372	2,372

Income (Loss) per Share (R$)	57.72	74.58

Equity Value per Share (R$)	401.95	451.31

Total Liability / Shareholders Equity	69.7%	78.0%

Net Income (Loss) / Shareholders Equity (%)	14.3%	16.5%

Net Income (Loss) / Net Operating Income (%)	11.5%	12.8%

Net Income (Loss) / Paid up Capital Stock (%)	31.2%	37.6%

6.1.6 Trading Historical Information:

TELEMIG PARTICIPAÇÕES

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

April/07	TMCP4	PN *	16,697,200,000	70,377,056.00	3.81	4.72	4.21	4.46
April/07	TMCP4	PN *ED	1,278,200,000	5,665,192.00	4.34	4.49	4.43	4.49
May/07	TMCP4	PN *ED	3,661,600.000	16,629,713.00	4.37	4.70	4.54	4.52
May/07	TMCP4	PN *	19,839,500,000	94,820,897.00	4.47	5.03	4.78	4.72
June/07	TMCP4	PN *	18,830,000,000	90,903,224.00	4.47	5.08	4.83	4.87
July/07	TMCP4	PN *	16,750,600,000	86,041,361.00	4.61	5.50	5.14	5.50
August/07	TMCP4	PN *	13,517,200,000	72,525,453.00	5.09	5.83	5.37	5.23
August/07	TMCP4	PN	1,998,400	107,280,289.00	47.00	58.04	53.68	58.00
Sept/07	TMCP4	PN	959,400	52,789,510.00	52.68	58.04	55.02	53.66
Octob/07	TMCP4	PN	1,947,500	102,439,889.00	50.00	55.50	52.57	54.00
Nov/07	TMCP4	PN	1,197,200	60,503,632.00	48.20	54.10	50.57	50.05
Dec/07	TMCP4	PN	1,351,200	65,609,756.00	46.02	51.27	48.54	48.51
Jan/08	TMCP4	PN	1,110,100	54,986,269.00	46.80	51.80	49.52	50.40
Feb/08	TMCP4	PN	1,522,000	77,887,725.00	48.52	53.82	51.16	52.50
Mar/08	TMCP4	PN	1,634,400	85,155,679.00	50.30	54.00	52.13	51.00
Mar/08	TMCP4	PN ED	44,000	2,196,561.00	49.31	50.21	49.92	50.20
April/08(**)	TMCP4	PN ED	652,400	33,136,784.00	49.61	54.50	50.59	53.60

(*) Quoted value for lot of one thousand shares, before the reverse split up
(**) Until the trading session of 04/04/2008

TELEMIG CELULAR

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

May/07	TMGC6	PNB	14	6,860.00	490.00	490.00	490.00	490.00

(*)Until the trading session of Bovespa of April 04, 2008

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

April/07	TMGC7	PNC	133	71,540.00	500.00	540.00	537.89	500.00
May/07	TMGC7	PNC	149	75,230.00	470.00	520.00	504.90	520.00
June/07	TMGC7	PNC	111	57,442.00	451.00	520.00	517.50	510.00
July/07	TMGC7	PNC	16	8,732.00	502.00	570.00	545.75	502.00
August/07	TMGC7	PNC	1,522	985,960.00	600.00	670.00	647.81	650.00
Sept/07	TMGC7	PNC	71	46,150.00	650.00	650.00	650.00	650.00
Oct/07	TMGC7	PNC	2	1,212.00	602.00	610.00	602.00	610.00
Nov/07	TMGC7	PNC	2	1,211.00	601.00	610.00	610.00	601.00
Dec/07	TMGC7	PNC	1	610.01	610.01	610.01	610.01	610.01
Dec/07	TMGC7	PNC	69	41,400.00	600.00	600.00	600.00	600.00
Jan/08	TMGC7	PNC	219	131,400.00	600.00	600.00	600.00	600.00
Feb/08	TMGC7	PNC	-	-	-	-	-	-
Mar/08	TMGC7	PNC	128	76,800.00	600.00	600.00	600.00	600.00
April/08 (*)	TMGC7	PNC	1	600.00	600.00	600.00	600.00	600.00

(*)Until the trading session of Bovespa of April 04, 2008

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

April/07	TMGC11	PNE	92	45,540.00	495.00	495.00	495.00	495.00
May/07	TMGC11	PNE	8	4,000.00	500.00	500.00	500.00	500.00
June/07	TMGC11	PNE	10	5,200.00	520.00	520.00	520.00	520.00
July/07	TMGC11	PNE	35	18,810.00	510.00	550.00	537.43	510.00
August/07	TMGC11	PNE	499	323,950.00	550.00	650.00	649.20	650.00
Sept/07	TMGC11	PNE	208	135,200.00	650.00	650.00	650.00	650.00
Oct/07	TMGC11	PNE	-	-	-	-	-	-
Nov/07	TMGC11	PNE	-	-	-	-	-	-
Dec/07	TMGC11	PNE	112	67,200.00	600.00	600.00	600.00	600.00
Jan/08	TMGC11	PNE	-	-	-	-	-	-
Feb/08	TMGC11	PNE	-	-	-	-	-	-
Mar/08	TMGC11	PNE	-	-	-	-	-	-
April/08 (*)	TMGC11	PNE	-	-	-	-	-	-

(*)Until the trading session of Bovespa of April 04, 2008.

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

April/07	TMGC12	PNF	90	44,550.00	495.00	495.00	495.00	495.00
May/07	TMGC12	PNF	-	-	-	-	-	-
June/07	TMGC12	PNF	-	-	-	-	-	-
July/07	TMGC12	PNF	1	510.00	510.00	510.00	510.00	510.00
August/07	TMGC12	PNF	276	178,790.00	540.00	650.00	647.79	600.00
Sept/07	TMGC12	PNF	-	-	-	-	-	-
Oct/07	TMGC12	PNF	-	-	-	-	-	-
Nov/07	TMGC12	PNF	6,183	3,802,545.00	615.00	615.00	615.00	615.00
Dec/07	TMGC12	PNF	88	52,800.18	600.00	600.01	600.01	600.00
Jan/08	TMGC12	PNF	30	18,000.00	600.00	600.00	600.00	600.00
Feb/08	TMGC12	PNF	-	-	-	-	-	-
Mar/08	TMGC12	PNF	10	6,000.00	600.00	600.00	600.00	600.00
April/08 (*)	TMGC12	PNF	-	-	-	-	-	-

(*)Until the trading session of Bovespa of April 04, 2008.

Month	Neg.Code	Kind.	Amount.	Volume (R$)	Minimum	Maximum	Average	Settlement
					Price	Price	Price	Price

April/07	TMGC13	PNG	100	68,999.00	689.99	689.99	689.99	689.99
May/07	TMGC13	PNG	68	46,920.00	690.00	690.00	690.00	690.00
June/07	TMGC13	PNG	100	69,000.00	690.00	690.00	690.00	690.00
July/07	TMGC13	PNG	100	68,899.00	688.99	688.99	688.99	688.99
August/07	TMGC13	PNG	6,717	5,709,532.88	849.99	880.00	850.01	849.99
Sept/07	TMGC13	PNG	188	159,829.82	849.99	879.99	850.16	850.00
Oct/07	TMGC13	PNG	-	-	-	-	-	-
Nov/07	TMGC13	PNG	493	396,056.42	799.99	820.00	803,76	800.00
Dec/07	TMGC13	PNG	328	240,802.80	694.99	773.99	756.16	694.99
Jan/08	TMGC13	PNG	302	204,984.03	650.00	693.00	678.37	692.99
Feb/08	TMGC13	PNG	-	-	-	-	-	-
Mar/08	TMGC13	PNG	82	13,023,411.44	600.00	690.00	636.26	630.00
April/08 (*)	TMGC13	PNG	4	6,250,810.00	620.00	650.00	620.00	635.00

(*)Until the trading session of Bovespa of April 04, 2008.

7. Information on the Offeror

7.1. Head Office, Venue and Corporate Purpose. The head office of the Offeror is located at SC/Sul, Quadra 2, Bloco C, nr.256, 3rd. pavement, Ed. Toufic, Plano Piloto, in the city of Brasilia, Federal District, Brazil. The Offeror is a closely-held corporation, controlled by Vivo S.A and Vivo Participações S.A, which is owner of 100% of the capital stock of Vivo S.A.

Vivo Par is a publicly-held corporation, incorporated under the laws of Brazil, with head offices at Av. Roque Petroni Junior, nr.1464, São Paulo, State of São Paulo. Vivo Par was formerly named Telesp Celular Participações S.A., and controls Vivo S.A., provider of SMP service, that develops SMP Services in the areas 7 and 8 of Regions I and II, in the Service Area 7 of Region II, and SMP Services in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2) and indirectly Telemig Celular S.A that develops SMP services in the area 4. On the Anatel´s Action occurred on September 18th, Vivo acquired the Band L lots, except for lot 16 (area of Londrina – PR into region 5) and of lot 20 (North of Brazil – region 8). Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width. Accordingly, Vivo managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory. On the Anatel´s Action occurred on December 20th, Vivo acquired the Band J lots, with 10 + 10 Mhz.

7.2. Brief History, Sectors and Development of its Activities. The Offeror is a company organized under the laws of Brazil and was incorporated in November 2000, is a company that renders telecommunications’ limited specialized services (SLE) in the submodalities of circuit and network, as classificated by ANATEL – Agência Nacional de Telecomunicações; as well as, rendering services of mobile and fixed internet, Cable TV and wireless paid TV. Until 2004, Offeror was authorized to render Multimedia Communications Services.

Vivo Par acquired the control of the Companies and is a controlling of the Offeror, was incorporated in May 1998, as a holding company resulting from the spin off of TELEBRÁS, which during the privatization of the Telebrás System, became the controlling shareholder of the operator of mobile cellular phone in São Paulo (Band A), then called Telesp Celular S.A. In February 2001, the Offeror acquired a Band B operator within the states of Paraná and Santa Catarina (Global Telecom S.A.). The same controlling shareholders of the Vivo Par also controlled the holding companies and providers of mobile telecommunications services in the states of Bahia and Sergipe (Tele Leste and the operators Telebahia and Telergipe), in the States of Rio de Janeiro and Espírito Santo (Tele Sudeste and the operators Telerj and Telest) and in the State of Rio Grande do Sul (Celular CRT Participações and Celular CRT). On April 25, 2003, Vivo Par acquired from Fixcel S.A. 64.03% of the outstanding and voting stock of Tele Centro Oeste Celular Participações S.A. (“TCO”), controlling shareholder and operator of the companies providers of SMP service in the Federal District of Brazil, as well as in the States of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins, and NBT, provider of SMP in the States of Amapá, Amazonas, Maranhão, Pará and Roraima. On February 22, 2006, a corporate reorganization was approved and as a consequence TCO shares were merged, and TCO became a wholly-owned subsidiary of the Vivo Par, as well as the merger of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.. Later, on October 31, 2006, it was approved the merger by Vivo S.A. (formerly Global Telecom S.A.) of the operators previously controlled by the holding companies merged by Vivo Par. Thus, the SMP services that had been provided by the operators in all the areas and regions mentioned in item 7.1 above, started to be provided by Vivo S.A.

7.3 Information on Offeror’s Controlling Shareholders. Brasilcel N.V. ("Brasilcel") is the direct controlling shareholder of Vivo Par and, indirectly controlling shareholder of the Offeror . Brasilcel is a Dutch holding company, whose shares are held in equal parts by Portugal Telecom, SGPS, S.A. and Telefónica S.A. Brasilcel’s corporate purpose is to control the companies developing SMP services in the Brazilian territory.

8. Representations

8.1. The Offeror undertakes to pay to holders of PN Shares that accept the Offer the highest amount of (a) the respective Offer price, adjusted as provided in this Notice and restated by the changes in the number of shares arising from bonuses, split -ups, groupings and conversions that may occur, and (b) the following values: (i) the price per share which would be due, or which might be due, upon the occurrence, within one (1) year from the Auction Date, of either a fact requiring or which might require the holding of an obligatory public offer of acquisition of the same shares, as provided for by CVM Instruction no 361/02, or (ii) the value to which they would be entitled in the event they were still shareholders and dissented from the resolution that approved a corporate event permitting the exercise of rights to withdraw, also within 1 (one) year from the Auction Date.

8.2. The payments dealt with in item 8.1. shall be made in local currency, calculated as provided for in such items, adjusted for inflation by the variation of the Brazilian Reference Rate (TR) from the Auction Date until the date of such payment. For purposes of adjustment by TR, when the TR is not known, the rate to be applied for the corresponding period shall be the average over the latest twelve-month period. If the TR is extinct or not disclosed for over thirty (30) days, or, due to superseding legal rules or regulations, can not be adopted to adjust value, then from the date the TR is extinct or impediment of its adoption, the index that replaces it by the Federal Government shall be adopted.

8.3. The Offeror, Vivo Par and the Intermediary Institution represent that they are not aware of the existence of any material facts or circumstances not disclosed to the public, which might have a relevant influence on the Companies’ results or on the trading price of their respective shares.

8.4. The Intermediary Institution and the persons to which it is related represent that they do not hold nor have under their discretionary administration shares issued by the Companies.

8.5. The Intermediary Institution represents that it is indirectly controlled by a financial group, that according to the applicable Portuguese legislation as of January 14, 2008, holds common shares representing 7.79% of the capital stock of Portugal Telecom SGPS, S.A., holder of record, directly and indirectly, of 50% of the capital stock of Brasilcel, N.V., controlling shareholder of the Offeror.

8.6. The registration of each of the Companies dealt with in Article 21 of Law No. 6,385/76 is duly updated with CVM.

9. Additional Information

9.1. Additional information about each of the Companies and the Offers may be obtained from the Investor Relations Office of each of the Companies at their respective addresses or websites as mentioned in item 9.2. , or by telephone at 00XX11 7420 1172.

9.2. Access to Contracts, Appraisal Report, Notice and Shareholders List. The Contracts, Appraisal Report, this Notice and the list of each of the Companies’ shareholders are at the disposal of any interested person (the last document only upon identification and receipt signed by the interested party). In addition to the following addresses, the Appraisal Report and this Notice may be found on the Internet at the following sites.

BES SECURITIES DO BRASIL S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS
Av. Brigadeiro Faria Lima, Nr.3729, 6° andar, São Paulo, SP
www.bessecurities.com.br

VIVO PARTICIPAÇÕES S.A.
Av. Roque Petroni Júnior, Nr.1.464, São Paulo, SP
www.vivo.com.br

TCO IP S.A
SC/Sul, Quadra 2, Bloco C, Nr. 256, 3° pavimento, Ed.Toufic, Plano Piloto – Brasília/DF
www.vivo.com.br

TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG CELULAR S.A
Rua Levindo Lopes, Nr.258, Belo Horizonte, MG
www.telemigholding.com.br
www.telemigcelular.com.br

COMISSÃO DE VALORES MOBILIÁRIOS – CVM
Rua Formosa, Nr.367, 20° andar, Centro, São Paulo, SP.
Rua Sete de Setembro, 111, 5° andar - “Centro de Consultas”, Rio de Janeiro, RJ
www.cvm.gov.br

BOLSA DE VALORES DE SÃO PAULO - BOVESPA
Rua XV de Novembro, Nr. 275, São Paulo, SP
www.bovespa.com.br

9.3. Registration with CVM. The Offers object of this Notice are not subject to registration before CVM. BOVESPA authorized the Auction for each of the Offers at is electronic trading system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.